Exhibit 99.1

Moolec Science Announces Effectiveness of Share Consolidation

Moolec Science SA (“Moolec” or the “Company”) today announced that, in accordance with the resolutions passed at the extraordinary general meeting of shareholders held on December 16, 2025, and the resolutions adopted by the Company’s board of directors on December 19, 2025, the Company has consummated, effective as of January 5, 2026, the previously announced share consolidation at a ratio of 15-for-1, so that all shareholders holding every 15 ordinary shares of par value of US$0.10 each will hold 1 ordinary share of par value US$1.50 each (the “Share Consolidation”).

As a result, every 15 ordinary shares of the Company, par value US$0.10 per share each (with par value to be amended from time to time, the “Shares”), issued and outstanding immediately prior to the Share Consolidation, were automatically consolidated into 1 validly issued, par value US$1.50 each, fully paid and non-assessable Share, without any action required by any shareholder.

The Share Consolidation became effective on January 5, 2025, at 8:00 a.m. Eastern Time (the “Effective Date”) and is reflected in the market as of the start of trading today on a consolidation-adjusted basis.

The Company’s ordinary shares continue to trade on The Nasdaq Stock Market under the symbol “MLEC” under a new CUSIP number G6223S 125. The Company’s publicly traded warrants continue to trade under the symbol “MLECW” under the same CUSIP number G6223S 117.

As a result of the Shre Consolidation, the number of issued and outstanding Shares was reduced from 10,891,761 to 726,118 Shares. The Share Consolidation does not otherwise affect the Company’s business or operations.

Registered shareholders are not required to take any action to receive shares in connection with the Share Consolidation. Shareholders who hold their shares through a brokerage firm, bank, dealer, custodian or other nominee will have their positions automatically adjusted to reflect the Share Consolidation, subject to their broker’s particular processes, and will not be required to take any action in connection therewith.

Forward-looking Statements

This press release contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to the Company’s plan to regain compliance under the Nasdaq rules, performance, prospects, revenues, and other aspects of the business of Moolec are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors, about which we cannot be certain. We cannot assure you that the forward-looking statements in this press release will prove accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, changes in applicable laws or regulations, the possibility that Moolec may be adversely affected by economic, business and/or other competitive factors, costs related to the scaling up of Moolec’s business and other risks and uncertainties, including those included under the header “Risk Factors” in Moolec’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), as well as Moolec’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.